Exhibit 99.2

2 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024 This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. In some cases, forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “expects,” “intends,” “plans,” “aims,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology, although not all forward- looking statements contain these words. The forward-looking statements in this presentation are neither promises nor guarantees, and you should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, many of which are beyond BioNTech’s control and which could cause actual results to differ materially from those expressed or implied by these forward-looking statements. You should review the risks and uncertainties described under the heading “Risk Factors” in BioNTech's Quarterly Report on Form 6-K for the period ended June 30, 2024 and in subsequent filings made by BioNTech with the SEC, which are available on the SEC’s website at https://www.sec.gov/. Except as required by law, BioNTech disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this presentation in the event of new information, future developments or otherwise. These forward-looking statements are based on BioNTech’s current expectations and speak only as of the date hereof. Furthermore, certain statements contained in this presentation relate to or are based on studies, publications, surveys and other data obtained from third- party sources and BioNTech’s own internal estimates and research. While BioNTech believes these third-party sources to be reliable as of the date of this presentation, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from third-party sources. In addition, any market data included in this presentation involves assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. While BioNTech believes its own internal research is reliable, such research has not been verified by any independent source. In addition, BioNTech is the owner of various trademarks, trade names and service marks that may appear in this presentation. Certain other trademarks, trade names and service marks appearing in this presentation are the property of third parties. Solely for convenience, the trademarks and trade names in this presentation may be referred to without the ® and TM symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. This Slide Presentation Includes Forward-Looking Statements

Introduction and Welcome Ryan Richardson Chief Strategy Officer BioNTech Ugur Sahin Founder & CEO BioNTech Karim Beguir CEO InstaDeep 3 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024

Introduction and Vision 14:00 Welcome & Introductory Remarks 14:05 Our Vision for AI Part I. Scaling AI Capabilities 14:10 Computing Infrastructure 14:25 Innovation: Bayesian Flow Networks 14:45 DeepChain: One Platform, Multiple Tools Part II. Deploying AI across the pipeline 15:00 Applying AI end-to-end to the immunotherapy pipeline: examples 15:40 Closing Remarks and Q&A Agenda 4 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024

BIONTECH | InstaDeep™

Root Cause of Cancer Treatment Failure

Interindividual Variability & Intratumoral Heterogeneity



Individual Patients


DNA
Mutations
Mutations
Mutations
Mutations
Healthy
Cells
Pre-Cancer Cell

Cancer Evolution 5-20 Years – up to 10.000 Mutations

Cancer Cells

Genetically Diverse & Adaptable



5 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024

BIONTECH | InstaDeep™

Towards a Potentially Curative Approach to Cancer Based on Multiple Modalities and Differentiated Novel/Novel Therapeutic Combinations


Immunomodulators
Novel checkpoint inhibitors, cytokines, immune agonists
Synergy
Synergy
Space for potentially curative approaches
Targeted therapy
ADCs, CAR-T, TCR-T, small molecules
Synergy
mRNA vaccines

Immunomodulators

- Focus on the most relevant and crucial IO pathways
- Targeting different complementary players in the complex cancer immunity cycle aiming to achieve a thorough and durable anti-tumor effect

Targeted therapy

- Could rapidly reduce tumor burden
- Designed with the aim to have clinical efficacy across the entire disease continuum including late lines

mRNA cancer vaccines

- Could eliminate polyclonal residual disease with individualized vaccines for potential long-term impact
- Polyspecific activity by targeting multiple antigens at once

ADC = antibody-drug conjugate; CAR = chimeric antigen receptor; TCR-T = T-cell receptor engineered T cell; IO = immune oncology.

6 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024

7 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024 BioNTech: A pioneer in ML from day one

BIONTECH | InstaDeep™

BioNTech and InstaDeep – The Road to Partnership

- **2011** – BioNTech introduces computationally designed individualized mRNA cancer vaccines[1]
- **2014** – BioNTech initiates individualized mRNA cancer vaccine first-in-human trial[2]
- **2017** – BioNTech rolls out an in silico neo-antigen selection process[3]
- **2019** – BioNTech and InstaDeep begin project work
- **2020** – BioNTech and InstaDeep create joint AI Lab with committed budget and dedicated infrastructure
- **2022** – BioNTech invests in InstaDeep Series B round alongside Google and syndicate of investors
- **2022** – BioNTech and InstaDeep work hand-in-hand to embed AI across BioNTech platforms and functions
- **2023** – BioNTech acquires InstaDeep to operate as a wholly owned AI subsidiary

1. Cancer Res., PMID 22237626, 2. Nature PMID 25901682, Nature PMID 28678784, 3. BioNTech's personalized cancer vaccine candidate, autogene cevumeran, is partnered with Genentech, a member of Roche Group.

8 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024

Two Companies: One Mission BioNTech: >6,8001 Employees InstaDeep: >3701 Employees Developing medicines to fight cancer, infectious diseases and other serious diseases. Focused on productizing disruptive AI innovation HQ: Mainz, Germany HQ: London, UK Our Goal: Building a leading AI-first, personalized immunotherapy platform (and leveraging the breakthroughs obtained in the process) 9 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024 1. As of 30 June 2024

BIONTECH | InstaDeep™

Charting the Course for Tomorrow's Personalized Medicine

- Deep genomics & immunology expertise to analyse patient data
- Individualized treatment platforms to address inter-individual variability
- **AI & digitally-integrated target & drug discovery and development**
- In-house manufacturing


Personalized Omics
Drug classes
mRNA therapeutics
Engineered cell therapies
Antibodies
Antibody conjugates
T cell receptors
Small molecule immunomodulators
Off-the-shelf drugs
Tailored on-demand immunotherapies
Inter-individual variability
Clinical samples

10 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024

BIONTECH | InstaDeep™

Our Goal: Deploying AI end-to-end in our immunotherapy pipeline

AI-first Immunotherapy Platform

1. Immunohistochemistry → 2. DNA/RNA sequencing → 3. Proteomics → 4. Protein Design → 5. Lab Functional Validation

1. Immunohistochemistry	2. DNA/RNA sequencing	3. Proteomics	4. Protein Design	5. Lab Functional Validation
Histology AI computer vision to improve speed and accuracy of tissue labeling	**DNA** Sequence analysis and personalized genomic annotations	**Proteomics** Leveraging AI for target discovery and analysis of the immunological landscape	**Protein Design** Developing assets for immunotherapy modalities (antibodies, cytokines, TCRs)	**Lab** Instrument automation and quality control
AI Vision	DNA LLMs	Protein LLMs	Protein LLMs	AI Agent







11 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024

12 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024 Our Approach: 1. Scaling AI capabilities 2. Deploying across the pipeline

Part I. Scaling AI Capabilities 13 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024

15 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024 Computing Infrastructure

16 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024 Cluster Specifications 224 Nvidia H100 GPUs 86,000 CPU Cores 1.7 PetaBytes persistent storage 400 Gbps RoCE network InstaDeep's Supercomputing Cluster Source: Internal Data

17 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024 Our Supercomputing Cluster Is Nearing Exascale Levels: InstaDeep on-premise Cluster totals to ~0.5 ExaFLOPS Top 100 worldwide [1] Top 20 H100 GPU clusters worldwide [2] [1] “Top 500, The List”, June 2023 [2] “State of AI Report Compute Index“, August 2024

BIONTECH | InstaDeep™

Advanced In-House Rack Design

Easy to expand with modular nodes

Consistent performance, cost, power, cooling

Optimized for large-scale AI workloads

Simplified management with consistent architecture

Minimize expenses with standard design


Network stack
400 Gbps
CPU Nodes
6144 CPUs
Fast Storage
122 TB
GPU Nodes
16 H100 GPUs

Source: Internal Data

18 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024

Software Stack Supporting our Cluster: 19 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024 Cluster Management Compute Networking Storage Projects Users Frameworks & Tools Cost Management SecurityFully tailored AI stack from hardware to experiments Open standards Cutting-edge tooling

20 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024 Strategic Benefits from our SuperComputing Cluster • Availability when most needed • Flexibility on Sw/Hw Integration • No Vendor Locking • Repeatable design • Predictable costs • Cost efficient (50% savings on cloud equivalent at 60% usage)

Scaling Intelligence 21 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024

Scaling Laws Why How What Scaling Intelligence Engineering Expertise Accelerating Scientific Discovery 22 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024

Scaling Laws Why How What Scaling Intelligence Engineering Expertise Accelerating Scientific Discovery 23 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024

Scaling Laws Performance of Large Language Models (LLMs) is a smooth, well-behaved and predictable function of the number of parameters of your model, the amount of data used to train it, and computing resources. Source: Hoffmann, J., Borgeaud, S., Mensch, A., Buchatskaya, E., Cai, T., Rutherford, E., Casas, D.D.L., Hendricks, L.A., Welbl, J., Clark, A. and Hennigan, T., 2022. Training compute-optimal large language models. 24 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024

Source: Achiam, Josh, Steven Adler, Sandhini Agarwal, Lama Ahmad, Ilge Akkaya, Florencia Leoni Aleman, Diogo Almeida et al. "Gpt-4 technical report." (2023) We can expect “more intelligence” by scaling existing algorithms. Scaling Laws 25 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024

Scaling Laws Why How What Scaling Intelligence Engineering Expertise Accelerating Scientific Discovery 26 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024

How to Scale Next-Generation Foundation Models 27 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024 Scaling next-generation AI systems demands advanced engineering solutions, tightly with the hardware to balance training and deployment constraints. Memory Model Sharding Rematerialization Quantization / Precision Network Compute/Comm. overlap I/O and Data processing Hardware and Topology Compute XLA optimization Kernel Fusion and Caching Data Parallelism

Scaling Laws Why How What Scaling Intelligence Engineering Expertise Accelerating Scientific Discovery 28 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024

BIONTECH | InstaDeep™

#1 Accelerating Reinforcement Learning

Reinforcement Learning is the science of **learning from trials and errors.**
A simulation engine **turns computation into data.**

Scaling Reinforcement Learning

- Multiple threads keep the **hardware accelerators** active.
- Learner cores process experience, synchronizing updates using **JAX primitives**.
- The architecture can be **replicated across a large number of nodes** to form a supercomputing cluster.
- Leverage **the high-speed inter chip interconnects** between the nodes of the hardware accelerators.


Environments
C++
Environments
C++
Learner
Actor
Environment

The Sebulba Architecture on 8x hardware accelerators[1]

[1] "InstaDeep's scalable reinforcement learning on Cloud TPU", October 19, 2023, Google Cloud blog post
[2] Berner, C., Brockman, G., Chan, B., Cheung, V., Dębiak, P., Dennison, C., Farhi, D., Fischer, Q., Hashme, S., Hesse, C. and Józefowicz, R., 2019. Dota 2 with large scale deep reinforcement learning.
[3] Hessel, M., Kroiss, M., Clark, A., Kemaev, I., Quan, J., Keck, T., Viola, F. and van Hasselt, H., 2021. Podracer architectures for scalable reinforcement learning.

29 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024

BIONTECH | InstaDeep™

#1 Accelerating Reinforcement Learning

Better: 50% improvement in performance as we scale the hardware and simulated data.
Cheaper: 13x cost reduction due to the more efficient use of the hardware.
Faster: 240x faster to train an RL agent up to convergence.


Atari Breakout Training Curves
v4-8
v4-16
v4-32
v4-64
v4-128
Training episode return
0
200
400
600
800
Time (minutes)
0.0
2.5
5.0
7.5
10.0
12.5
15.0
17.5
20.0


FPS when Maximizing performance on TPU
FPS
2e5
5e5
10e5
20e5
40e5
0.31e6
0.60e6
1.22e6
2.41e6
4.79e6
v4-8
v4-16
v4-32
v4-64
v4-128
TPU type


FPS
0.25e4
0.5e4
1.0e4
2.0e4
4.0e4
8.0e4
16.0e4
32.0e4
64.0e4
15X
31X
62X
123X
235X
Baseline
Sebulba-v4-8
Sebulba-v4-16
Sebulba-v4-32
Sebulba-v4-64
Sebulba-v4-128

[1] "InstaDeep's scalable reinforcement learning on Cloud TPU", October 19, 2023, Google Cloud blog post
[2] Berner, C., Brockman, G., Chan, B., Cheung, V., Dębiak, P., Dennison, C., Farhi, D., Fischer, Q., Hashme, S., Hesse, C. and Józefowicz, R., 2019. Dota 2 with large scale deep reinforcement learning.
[3] Hessel, M., Kroiss, M., Clark, A., Kemaev, I., Quan, J., Keck, T., Viola, F. and van Hasselt, H., 2021. Podracer architectures for scalable reinforcement learning.

30 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024

BIONTECH | InstaDeep™

#2 Generative AI for Biology

Scaling the Next-Generation of our Generative AI Models

- in-house JAX-based software library
- best-in-class engineering for scaling LLMs
  e.g. Hybrid Parallelism, mixed-precision, rematerialization, etc.

Results

- Train multi-billion parameters models (+15B)
- Scaling Laws in Action
- Hardware efficiency on par with the latest Meta Llama 3.1[1]
  i.e. Model Flop Utilization of ~50% for our 15B model



Model Size
150M
650M
3B
15B
Training Loss
1.4
1.3
1.2
1.1
1.0
0.9
0.8
0
10
20
30
40
50
60
70
80
Tokens (billions)

Source: InstaDeep

[1] Dubey, A., Jauhri, A., Pandey, A., Kadian, A., Al-Dahle, A., Letman, A., Mathur, A., Schelten, A., Yang, A., Fan, A. and Goyal, A., 2024. The llama 3 herd of models. arXiv preprint arXiv:2407.21783.

31 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024

BIONTECH | InstaDeep™

Summary

InstaDeep's Supercomputing Cluster and advanced software stack could facilitate new scientific breakthroughs, services and products that were previously out of reach.

- Scaling Laws
- Engineering Expertise
- Accelerating Scientific Discoveries

32 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024

33 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024 AI Innovation Bayesian Flow Networks

Generative AI A stylish woman walks down a Tokyo street filled with warm glowing neon and animated city signage… Sora: generative AI model for videos OpenAI 2024 34 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024 Source: SORA blog post by OpenAI: https://openai.com/index/sora/

Joint Probability Distributions For a generative model of face images, creating a new face means picking a sample from the joint probability distribution of all the pixels. Q: Why is this so hard? A: Because all the pixels are interrelated Generating Diverse High-Fidelity Images with VQ-VAE-2 (Razavi et al. 2019) 35 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024

We want to control what we generate. With a multimodal model (e.g. images and text) we can do this with conditional sampling: fix one modality, generate another. Given an image, generate a caption (CLIP OpenAI 2021) Given an prompt, generate an image (DALL·E OpenAI 2021) Steerable Generation 36 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024

One Model, Many Tasks Learning a joint distribution over many variables then choosing which to fix and which to generate gives us one model for many tasks 37 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024

BIONTECH | InstaDeep™

But which Model?

Diffusion


Forward process: add noise
Backward process: remove noise

Pros: Continuous data (especially images), inpainting, fast gradient-based sampling

Cons: Discrete data

Autoregression (GPT)

Sorry boss the dog ate my ______ (slides)

Pros: Sequence data (especially text)

Cons: Unordered data, inpainting, slow sampling

Masked prediction (BERT)

Sorry ____ (boss) the ___ (cat) ate my ______ (report)

Pros: Discrete data, inpainting, representation learning

Cons: Continuous data, slow sampling

38 | AI Day © 2024 InstaDeep Ltd. & BioNTech SE | October 2024

Graves, Srivastava, Atkinson, Gomez 2023 Bayesian Flow Networks Unlike diffusion models, they generate discrete data in a continuous way, allowing for gradient-based sampling This makes BFNs well-suited for controllable generation across diverse data modalities. BFNs are a new class of generative model that uses Bayesian inference to update beliefs about data. 39 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024

Generative Modelling p( ) Binders Binding assaysStructureTaxonomyGO Terms EC numberSequence AGL… PE score Structural domains pTMs AGL… , , , , , , , , , ,... Proteomics: Joint Modelling A unifying framework to learn useful functions from data (1) Learn to model the joint distribution of all your data, and (2) conditionally sample for tasks of interest. 40 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024

BIONTECH | InstaDeep™

Generative Modelling

A unifying framework to learn useful functions from data

(1) Learn to **model the joint distribution of *all* your data**, and (2) **conditionally sample for tasks of interest.**

Proteomics: Protein Folding


AGL...
Sequence
GO Terms
EC number
PE score
Taxonomy
Structure
Structural domains
pTMs
Binders
Binding assays
C A T H
p (
AGL...
, ...)

41 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024

Binders Binding assaysStructureTaxonomyGO Terms EC numberSequence AGL… PE score Structural domains pTMs Proteomics: Function Prediction A unifying framework to learn useful functions from data (1) Learn to model the joint distribution of all your data, and (2) conditionally sample for tasks of interest. p( )AGL… , , , , , , , , ,... | Generative Modelling 42 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024

BIONTECH | InstaDeep™

Generative Modelling

A unifying framework to learn useful functions from data

(1) Learn to **model the joint distribution of *all* your data**, and (2) **conditionally sample for tasks of interest.**

Proteomics: Antibody Design


AGL...
Sequence
GO Terms
EC number
PE score
Taxonomy
Structure
C A T H
Structural domains
pTMs
Binders
Binding assays
...
p (AGL... , | , , , , , , , , ...)

43 | AI Day © 2024 InstaDeep Ltd. & BioNTech SE | October 2024

BIONTECH | InstaDeep™

Generative Modelling

A unifying framework to learn useful functions from data

(1) Learn to **model the joint distribution of *all* your data**, and (2) **conditionally sample for tasks of interest.**

Proteomics: Sequence Generation

AGL...

Sequence

Method	Example	De Novo	Conditional
Autoregression (GPT) →	R MPPR____...	*Yes*	*Limited*
Masked prediction (BERT) →	RRS MPP__IV...	*No*	*Yes*
"Discrete" diffusion →	P R I MMPRSSPV...	*Limited applicability to discrete data*	

44 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024

BIONTECH | InstaDeep™

Natural, Diverse & Novel Protein Sequences

ProtBFN learns statistical and biochemical properties of natural proteins with high-fidelity.

More natural...[1]



Cluster Hits (%)
70
60
50
40
30
20
10
0
ProtBFN
ProtGPT2
EvoDiff

...more diverse...[1]



Coverage Score
0.5
0.4
0.3
0.2
0.1
0.0
ProtBFN
ProtGPT2
EvoDiff

...and highly novel.[2]



Sequence identity < 95%
95%
Sequence identity < 80%
89%
Sequence identity < 50%
44%

1. 10,000 generated sequences from each model are matched to clusterings from UniRef50. A hit is determined as a match with >50% sequence identity. Coverage score is the ratio of the number of unique clusters hit to the expected number if sequences were drawn i.i.d. from the models training distribution. ProtGPT2 (huggingface.co/nferruz/ProtGPT2) and EvoDiff (github.com/microsoft/evodiff) sequences are sampled using publicly available code and model weights provided by the authors.
2. Identity of ProtBFN generated sequences to the best matching protein sequence found in the models training data. Any identity < 100% is a novel sequence that the model has not seen before.

45 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024

BIONTECH | InstaDeep™

Globular Structural Motifs With Novel Sequences

Predicted structures of generated sequences show natural, globally coherent and functionally diverse folds.

Structure largely determines function in nature.


AGL...
Sequence
Structure
Function

Single and multi-domain proteins.

Globally coherent generations with inter-domain interactions.

Spans diversity of known structures and tree-of-life.

Alpha Helical, Beta Sheet, Alpha-Beta and Irregular domains.

Small and large domains.

Transmembrane Proteins (porins and transporters) and Enzymes.

Domains specific to Archaea, Bacteria, Eukarya (Plants, Humans).


4+ domain
4.2%
0 domain
3.3%
1 domain
26.9%
2 domain
47.1%
3 domain
18.5%
#10393
#7882
#412
#12333
#9740

46 | AI Day © 2024 InstaDeep Ltd. & BioNTech SE | October 2024

BIONTECH | InstaDeep™

BFN for Protein Sequences

- Outperforms or matches task-specific autoregressive, diffusion and BERT models.
- Improved naturalness, diversity and novelty.
- Uses zero-shot conditioning of model.
- Patent application filed.

InstaDeep™ 2024-8-23

Protein Sequence Modelling with Bayesian Flow Networks

Timothy Atkinson[*,1], Thomas D. Barrett[*,1],
Scott Cameron[1], Bora Guloglu[1], Matt Greenig[1], Louis Robinson[1], Alex Graves[1], Liviu Copoiu[1] and Alexandre Laterre[1]
[*]Equal contributions, [1]InstaDeep

Exploring the vast and largely uncharted territory of amino acid sequences is crucial for understanding complex protein functions and the engineering of novel therapeutic proteins. Whilst generative machine learning has advanced protein sequence modelling, no existing approach is proficient for both unconditional and conditional generation. In this work, we propose that Bayesian Flow Networks (BFNs), a recently introduced framework for generative modelling, can address these challenges. We present ProtBFN, a 650M parameter model trained on protein sequences curated from UniProtKB, which generates natural-like, diverse, structurally coherent, and novel protein sequences, significantly outperforming leading autoregressive and discrete diffusion models. Further, we fine-tune ProtBFN on heavy chains from the Observed Antibody Space (OAS) to obtain an antibody-specific model, AbBFN, which we use to evaluate zero-shot conditional generation capabilities. AbBFN is found to be competitive with, or better than, antibody-specific BERT-style models, when applied to predicting individual framework or complimentary determining regions (CDR).

Released only a few days ago![1]

1. Available at https://www.biorxiv.org/content/10.1101/2024.09.24.614734v1

47 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024

BIONTECH | InstaDeep™

Going Beyond Sequence-Only Models

Our goal is to model everything: building foundational models of the joint distribution of heterogeneous scientific data.

Performance across multiple data types and sources.

Flexibility in the hands of scientists with task-specific inference.


AGL...
Sequence
GO Terms
EC number
PE score
Taxonomy
Structure
C A T H
Structural domains
pTMs
Binders
Binding assays
p (AGL... , , , , , , C A T H , , , , . . .)

48 | AI Day © 2024 InstaDeep Ltd. & BioNTech SE | October 2024

Task #1 Task #2 AGL… Task Data Model Scientist A?L… AGL… AGL… AGL… AGL… Data Conventional ML AI AI Going Beyond Sequence-Only Models Our goal is to model everything: building foundational models of the joint distribution of heterogeneous scientific data. Performance across multiple data types and sources. Flexibility in the hands of scientists with task-specific inference. 49 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024

BIONTECH | InstaDeep™

Going Beyond Sequence-Only Models

Our goal is to model everything: building foundational models of the joint distribution of heterogeneous scientific data.

Performance across multiple data types and sources.

Flexibility in the hands of scientists with task-specific inference.

Our vision


Data
AGL...
Model
AI
(BFN-X)
Scientist
A?L...
AGL...
AGL...
Tasks determined flexibly at inference with conditional generation

50 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024

BIONTECH | InstaDeep™

Introducing AbBFN-X

First look at our multimodal model for antibodies.

36 different attributes jointly modelled: sequence, genetic, biophysical

Empowers scientists with tunable generation, being highly flexible across many tasks.

Today's use cases go beyond standard AI-enhanced antibody design workflows.



Source: Generated Image

51 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024

BIONTECH | InstaDeep™

AbBFN-X


VH
VH
CH1
CH1
VL
VL
FV
Fab
CL
CL
CH2
CH2
CH3
CH3
H2
L3
L1
H1
H3
L2
VH
VL

CDR-H1 | CDR-H2 | CDR-H3

VH: EVQLLESGGGLVQPGGSLRLSCAAS**GFTFSSYA**MSWVRQAPGKGLEWVSA**ISWNSGSI**YADSVKGRFTISRDNSKNTLYLQMNSLRAEDTAVYYC**ARGWSQVDTAMDLDY**GQGTLVTVSS

V gene | D gene | J gene

CDR-L1 | CDR-L2 | CDR-L3

VL: DIQMTQSPSSVSASVGDRVTITCRAS**QSVSSN**LAWYQQKPGKAPKLLIY**GAS**SLQSGVPSRFSGSGSGTDFTLTISSLQPEDFATYYC**QQYNNWLT**FGQGTRLEIK

V gene | J gene

52 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024

BIONTECH | InstaDeep™

AbBFN-X


VH
VH
CH1
CH1
VL
VL
Fab
CL
CL
FV
CH2
CH2
CH3
CH3
H2
L3
L1
H1
H3
L2
VH
VL

Amino acid sequence

FWR-H1	FWR-L1
CDR-H1	CDR-L1
FWR-H2	FWR-L2
CDR-H2	CDR-L2
FWR-H3	FWR-L3
CDR-H3	CDR-L3
FWR-H4	FWR-L4

Genetic Attributes

HV gene	HV seq. identity
HD gene	HD seq. identity
HJ gene	HJ seq. identity
LV gene	LV seq. identity
LD gene	LJ seq. identity
LC locus	Species

Biophysical Attributes

- Hydrophobicity
- Positive Patches
- Negative Patches
- Charge Imbalance

Length Attributes

CDR-H1 length	CDR-L1 length
CDR-H2 length	CDR-L2 length
CDR-H3 length	CDR-L3 length
VH length	VL length

CDR-H1 *CDR-H2* *CDR-H3*

VH: EVQLLESGGGLVQPGGSLRLSCAASGFTFSSYAMSWVRQAPGKGLEWVSAISWNSGSIYADSVKGRFTISRDNSKNTLYLQMNSLRAEDTAVYYCARGWSQVDTAMDLDYGQGTLVTSS

V gene *D gene* *J gene*

CDR-L1 *CDR-L2* *CDR-L3*

VL: DIQMTQSPSSVSASVGDRVTITCRASQSVSSNLAWYQQKPGKAPKLLIYGASSLQSGVPSRFSGSGSGTDFTLTISSLQPEDFATYYCQQYNNWLTFGQGTRLEIK

V gene *J gene*

53 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024

BIONTECH | InstaDeep™

AbBFN-X


H1
H2
H3
L3
L1
L2

Amino acid sequence

AGL... FWR-H1	AGL... FWR-L1
AGL... CDR-H1	AGL... CDR-L1
AGL... FWR-H2	AGL... FWR-L2
AGL... CDR-H2	AGL... CDR-L2
AGL... FWR-H3	AGL... FWR-L3
AGL... CDR-H3	AGL... CDR-L3
AGL... FWR-H4	AGL... FWR-L4

Genetic Attributes

HV gene	HV seq. identity
HD gene	HD seq. identity
HJ gene	HJ seq. identity
LV gene	LV seq. identity
LD gene	LJ seq. identity
LC locus	Species

Biophysical Attributes

- Hydrophobicity
- Positive Patches
- Negative Patches
- Charge Imbalance

Length Attributes

CDR-H1 length	CDR-L1 length
CDR-H2 length	CDR-L2 length
CDR-H3 length	CDR-L3 length
VH length	VL length

VH: EVQLLESGGGLVQPGGSLRLSCAAS**GFTFSSYA** (*CDR-H1*) MSWVRQAPGKGLEWVSA**ISWNSGSI** (*CDR-H2*) YADSVKGRFTISRDNSKNTLYLQMNSLRAEDTAVYYC**AKDLLGSFPYDASGYYDYFDY** (*CDR-H3*) WGQGTLVTVSS

VL: DIQMTQSPSSVSASVGDRVTITCRAS**QSVSSN** (*CDR-L1*) LAWYQQKPGKAPKLLIY**GAS** (*CDR-L2*) SLQSGVPSRFSGSGSGTDFTLTISSLQPEDFATYYC**QQANSFPPT** (*CDR-L3*) FGQGTRLEIK

54 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024

BIONTECH | InstaDeep™

AbBFN-X


H2
H3
L3
L1
H1
L2

Amino acid sequence

AGL...	FWR-H1	AGL...	FWR-L1
AGL...	CDR-H1	AGL...	CDR-L1
AGL...	FWR-H2	AGL...	FWR-L2
AGL...	CDR-H2	AGL...	CDR-L2
AGL...	FWR-H3	AGL...	FWR-L3
AGL...	CDR-H3	AGL...	CDR-L3
AGL...	FWR-H4	AGL...	FWR-L4

Genetic Attributes

- HV gene
- HV seq. identity
- HD gene
- HD seq. identity
- HJ gene
- HJ seq. identity
- LV gene
- LV seq. identity
- LD gene
- LJ seq. identity
- LC locus
- Species

Biophysical Attributes

- Hydrophobicity
- Positive Patches
- Negative Patches
- Charge Imbalance

Length Attributes

- CDR-H1 length
- CDR-L1 length
- CDR-H2 length
- CDR-L2 length
- CDR-H3 length
- CDR-L3 length
- VH length
- VL length

VH: EVQLLESGGGLVQPGGSLRLSCAAS**GFTFSSYA** (*CDR-H1*) MSWVRQAPGKGLEWVSA**ISWNSGSI** (*CDR-H2*) YADSVKGRFTISRDNSKNTLYLQMNSLRAEDTAVYYC**AKDLLGSFPYDASGYYDYFDY** (*CDR-H3*) WGQGTLVTVSS

VL: DIQMTQSPSSVSASVGDRVTITCRAS**QSVSSN** (*CDR-L1*) LAWYQQKPGKAPKLLIY**GAS** (*CDR-L2*) SLQSGVPSRFSGSGSGTDFTLTISSLQPEDFATYYC**QQANSFPPT** (*CDR-L3*) FGQGTRLEIK

55 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024

BIONTECH | InstaDeep™

AbBFN-X


H2
H3
L3
L1
H1
L2

Amino acid sequence

AGL...	FWR-H1	AGL...	FWR-L1
AGL...	CDR-H1	AGL...	CDR-L1
AGL...	FWR-H2	AGL...	FWR-L2
AGL...	CDR-H2	AGL...	CDR-L2
AGL...	FWR-H3	AGL...	FWR-L3
AGL...	CDR-H3	AGL...	CDR-L3
AGL...	FWR-H4	AGL...	FWR-L4

Genetic Attributes

- HV gene
- HV seq. identity
- HD gene
- HD seq. identity
- HJ gene
- HJ seq. identity
- LV gene
- LV seq. identity
- LD gene
- LJ seq. identity
- LC locus
- Species

Biophysical Attributes

- Hydrophobicity
- Positive Patches
- Negative Patches
- Charge Imbalance

Length Attributes

- CDR-H1 length
- CDR-L1 length
- CDR-H2 length
- CDR-L2 length
- CDR-H3 length
- CDR-L3 length
- VH length
- VL length

VH: EVQLLESGGGLVQPGGSLRLSCAAS<u>GFTFSSYA</u>MSWVRQAPGKGLEWVSA<u>ISWNSGSI</u>YADSVKGRFTISRDNSKNTLYLQMNSLRAEDTAVYYC<u>AKDRGGNWAILDY</u>WGQGTLVTVSS
(CDR-H1: GFTFSSYA; CDR-H2: ISWNSGSI; CDR-H3: AKDRGGNWAILDY)

VL: DIQMTQSPSSVSASVGDRVTITCRAS<u>QSVSSN</u>LAWYQQKPGKAPKLLIY<u>GAS</u>SLQSGVPSRFSGSGSGTDFTLTISSLQPEDFATYYC<u>QQANSFPPT</u>FGQGTRLEIK
(CDR-L1: QSVSSN; CDR-L2: GAS; CDR-L3: QQANSFPPT)

56 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024

BIONTECH | InstaDeep™

Example Task 1: Anti-HIV Antibody Library Design

Generating a library of rare antibodies against HIV:

- Heavy chain synthesis. CDR-H3 design and grafting.
- Light chain library synthesis with desired CDR length.
- Paired library generation.
- Mutagenesis.
- Discard poor candidates.

57 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024

BIONTECH | InstaDeep™

Example Task 1: Anti-HIV Antibody Library Design

Generating a library of rare antibodies against HIV:
(1) identify target attributes.
(2) conditionally sample for rare, desired antibodies.

Amino acid sequence

AGL... FWR-H1	AGL... FWR-L1
AGL... CDR-H1	AGL... CDR-L1
AGL... FWR-H2	AGL... FWR-L2
AGL... CDR-H2	AGL... CDR-L2
AGL... FWR-H3	AGL... FWR-L3
AGL... CDR-H3	AGL... CDR-L3
AGL... FWR-H4	AGL... FWR-L4

Genetic Attributes

HV gene	HV seq. identity
HD gene	HD seq. identity
HJ gene	HJ seq. identity
LV gene	LV seq. identity
LD gene	LJ seq. identity
LC locus	Species

Length Attributes

CDR-H1 length	CDR-L1 length
CDR-H2 length	CDR-L2 length
CDR-H3 length	CDR-L3 length
VH length	VL length

Biophysical Attributes

Hydrophobicity	Negative Patches
Positive Patches	Charge Imbalance

58 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024

BIONTECH | InstaDeep™

Example Task 1: Anti-HIV Antibody Library Design

Generating a library of rare antibodies against HIV:
(1) identify target attributes.
(2) conditionally sample for rare, desired antibodies.


Samples Matching Request (%)
100
80
60
40
20
0
Light Chain Locus
L3 Length
HV gene
Developable
source
BFN
Baseline Abs
1.

AbBFN-X antibodies are 5600x more likely[2] to have all desired characteristics.

1. "Baseline Abs" refers to data sets of natural antibodies (Olsen *et al*, 2021, Prot. Sci.), "BFN" refers to samples generated by AbBFN-X.
2. compared to the rate of finding antibodies with the correct characteristics in data sets of natural antibodies (Olsen *et al*, 2021, Prot. Sci.)

59 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024

BIONTECH | InstaDeep™

Example Task 1: Anti-HIV Antibody Library Design

Generating a library of rare antibodies against HIV:
(1) identify target attributes.
(2) conditionally sample for rare, desired antibodies.


H3
L1
H2
L3
L2
H1

ARDEIYFLEWLISY
AKVRLGELPYEAFDI
ARGVRVQ SYNWFDP
ASGEYFFDTSSYPN
ARSSFVYPKSGYDFYFDY
ARDIAVDPESTAYFDY
AKGFSYGDGWADY
VRLRVGVLPGAFDI
ARDGGHYSH
ASGSGDSRYAQPLWFTTAFDI
ATSLNYGVIISD
ASGKMAVAYYFDY
AREGMDASMYYFDY
ARDMGYHDGALVFDN
⋮

Unique CDRs[1]	100%
Unique CDR-H3s	100%
Unique CDR-L3s	99%
Unique non H/L3 CDRs	52%

1. 128 samples were generated, uniqueness assessed by considering all relevant regions at once, excluding framework regions.

60 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024

Generating a set of developable light chains that will pair with a heavy chain: (1) Condition on desired properties and heavy sequence. (2) Sample for stable, diverse sequences. Example Task 2: Heavy-Light Pairing 61 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024

BIONTECH | InstaDeep™

Example Task 2: Heavy-Light Pairing

Generating a set of **developable** light chains that will **pair** with a heavy chain:

(1) **Condition** on desired properties and heavy sequence.
(2) **Sample** for **stable**, **diverse** sequences.

Amino acid sequence

- AGL... FWR-H1 | AGL... FWR-L1
- AGL... CDR-H1 | AGL... CDR-L1
- AGL... FWR-H2 | AGL... FWR-L2
- AGL... CDR-H2 | AGL... CDR-L2
- AGL... FWR-H3 | AGL... FWR-L3
- AGL... CDR-H3 | AGL... CDR-L3
- AGL... FWR-H4 | AGL... FWR-L4

Genetic Attributes

- HV gene
- HD gene
- HJ gene
- LV gene
- LD gene
- LC locus
- HV seq. identity
- HD seq. identity
- HJ seq. identity
- LV seq. identity
- LJ seq. identity
- Species

Length Attributes

- CDR-H1 length
- CDR-H2 length
- CDR-H3 length
- VH length
- CDR-L1 length
- CDR-L2 length
- CDR-L3 length
- VL length

Biophysical Attributes

- Hydrophobicity
- Positive Patches
- Negative Patches
- Charge Imbalance

62 | AI Day © 2024 InstaDeep Ltd. & BioNTech SE | October 2024

Generating a set of developable light chains that will pair with a heavy chain: (1) Condition on desired properties and heavy sequence. (2) Sample for stable, diverse sequences. Conditioning on the required heavy chain Example Task 2: Heavy-Light Pairing 63 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024

Generating a set of developable light chains that will pair with a heavy chain: (1) Condition on desired properties and heavy sequence. (2) Sample for stable, diverse sequences. Conditioning on the required heavy chain results in diverse light chains in length and structure Example Task 2: Heavy-Light Pairing 64 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024

Generating a set of developable light chains that will pair with a heavy chain: (1) Condition on desired properties and heavy sequence. (2) Sample for stable, diverse sequences. Conditioning on the required heavy chain results in diverse light chains in length and structure while respecting the requested sequence and generating stable pairs. Example Task 2: Heavy-Light Pairing 65 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024

BIONTECH | InstaDeep™

Generative AI for Proteomics

InstaDeep is developing next-generation GenAI models across the whole stack, from fundamental ML research, to modelling scientific data and enabling new capabilities for scientists.

Bayesian Flow Networks
Unified modelling of multi-modal data

- All modalities as first class citizens
- Joint learning of heterogeneous data
- Task-specific conditional generation

Protein Sequence Modelling
Published demonstrations

- Leading performance across tasks
- Diverse & novel *de novo* generation
- Zero-shot inpainting at inference

BFN-X
In-development foundation models

- Sequence, genetic and biophysical
- Learns rational antibody principles
- Enables diverse suite of tasks

66 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024

67 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024 DeepChain One platform, Multiple tools

BIONTECH | InstaDeep™

By combining State-of-the-art Science with Engineering, Our AI Tools aim to Accelerate the R&D pipeline


Target identification
Genome annotation
Optimisation
Binding improvement
Development
Stability enhancement
Functional validation
Lab Integration

Nucleotide Transformers[2,3]

- Splicing prediction
- In silico design of regulatory sequences

Bayesian Flow Networks[1]

- De novo antibody design
- Affinity enhancement

Assistants

- Form hypotheses, design experiments - Call tools to analyse results collaborating with a human scientist

[1] Alice Sends Amino Acids to Bob: Protein Sequence Modelling with Bayesian Flow Networks, Barrett et al., Under Review (2024).
[2] The Nucleotide Transformer: Building and Evaluating Robust Foundation Models for Human Genomics, Dalla-Torre et al., Under Review (2023).
[3] SegmentNT: annotating the genome at single-nucleotide resolution with DNA foundation models, Almeida et al., Under Review (2024).

68 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024

69 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October, 2024 Source: Internal Data

BIONTECH | InstaDeep™

We Are Releasing our Flagship Models on DeepChain

ProtBFN & AbBFN[1]

State-of-the-art generative protein models

✓ Generates natural-like, diverse, structurally coherent, and novel protein sequences

✓ Outperforms leading autoregressive and discrete diffusion models

✓ Enables flexible conditional generation in a zero-shot manner

Nucleotide Transformer[2] & SegmentNT[3]

Our foundation models for DNA

✓ Single nucleotide resolution

✓ Up to 50kb context length without performance drop

✓ Generalizes across species

[1] Alice Sends Amino Acids to Bob: Protein Sequence Modelling with Bayesian Flow Networks, Barrett et al., Under Review (2024).
[2] The Nucleotide Transformer: Building and Evaluating Robust Foundation Models for Human Genomics, Dalla-Torre et al., Under Review (2023).
[3] SegmentNT: annotating the genome at single-nucleotide resolution with DNA foundation models, Almeida et al., Under Review (2024).

70 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024

BIONTECH | InstaDeep™

We Are Releasing our Flagship Models on DeepChain

ProtBFN & AbBFN[1]

State-of-the-art generative protein models

✓ Generates natural-like, diverse, structurally coherent, and novel protein sequences

✓ Outperforms leading autoregressive and discrete diffusion models

✓ Enables flexible conditional generation in a zero-shot manner

Nucleotide Transformer[2] & SegmentNT[3]

Our foundation models for DNA

✓ Single nucleotide resolution

✓ Up to 50kb context length without performance drop

✓ Generalizes across species

[1] Alice Sends Amino Acids to Bob: Protein Sequence Modelling with Bayesian Flow Networks, Barrett et al., Under Review (2024).
[2] The Nucleotide Transformer: Building and Evaluating Robust Foundation Models for Human Genomics, Dalla-Torre et al., Under Review (2023).
[3] SegmentNT: annotating the genome at single-nucleotide resolution with DNA foundation models, Almeida et al., Under Review (2024).

71 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024

Our Foundation Models for Genomics are State-of-the-Art [1] The Nucleotide Transformer: Building and Evaluating Robust Foundation Models for Human Genomics, Dalla-Torre et al., Nat. methods (press) Nucleotide transformer models are state-of-the-art in the space1 72 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October, 2024

BIONTECH | InstaDeep™

+700K Downloads

Across model sizes[1]

One of the Most Downloaded Genomics AI Models on Hugging Face[2]

[1] Cumulative Downloads for Nucleotide Transformer models, 50-2.5B parameter sizes, September 2024. Hugging Face Statistics. Models Release Date: April 2023.
[2] Count by family of models under the "Genomics" official Hugging Face tag: https://huggingface.co/models?other=genomics&sort=downloads, September 2024.

73 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024

We are releasing capabilities to build and scale with our AI models 74 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024

Optimized Setup 01 02 03 75 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024

01 02 03 Get access to our hardware- accelerated workflows to run models with a few lines of code Send a request to the Inference API and receive a fast response containing the model’s output 76 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024 Optimized Setup

BIONTECH | InstaDeep™

Running inference with DeepChain is 7X faster and 2X cheaper for *in silico* design of regulatory sequences*


Improved Speed
Baseline Implementation
DeepChain Platform
1500
1000
500
0
Total execution time (Hours)
10
20
30
40
Rounds of optimisation*


Reduced Cost
Baseline Implementation
DeepChain Platform
50000
40000
30000
20000
10000
0
Total Cost ($)
25
50
75
100
125
150
175
Rounds of optimisation*

* reference methodology: Jores, T., Tonnies, J., Wrightsman, T. et al. Synthetic promoter designs enabled by a comprehensive analysis of plant core promoters. Nat. Plants 7, 842–855 (2021).
* Test implementation: Sequence length: 6kbp and 2.1kbp sequences, Parameters: --num_indels=8000, --prop_indels=0.5, --random_indels=True, --min_indels_size=2, --max_indel_size=5, --tissue_optimize_idx=1, --opt_metric=increase, --num_rounds=30
* Baseline implementation set-up: 1 NVIDIA V100 Tensor Core GPUs, using published Pytorch implementation available on Hugging Face

77 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024

Optimized Setup 01 Customization 02 03 Customize models for your needs Customize a model for a specific task via supervised fine-tuning with our proprietary parameter efficient fine-tuning methods 78 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024

BIONTECH | InstaDeep™

Fine-tuning a model on a specialised data set increased performance ≈1.5X for a splicing prediction use-case


Relative improvement of fine-tuning for a splicing task
Baseline implementation
Nucleotide Transformer model (baseline)
Fine-tuned Nucleotide Transformer model
0.0
0.5
1.0
1.5
2.0
Relative improvement on AUCPR*

* AUCPR: metric that measures the overall performance of a binary classification model by plotting precision against recall at different threshold settings, providing a more accurate assessment of performance for imbalanced classes.
* Dataset used for customer-specific calculation: Shiraishi Y, Kataoka K, Chiba K, Okada A, Kogure Y, Tanaka H, Ogawa S, Miyano S. A comprehensive characterization of cis-acting splicing-associated variants in human cancer. Genome Res. 2018 Aug;28(8):1111-1125. doi: 10.1101/gr.231951.117. Epub 2018 Jul 16. PMID: 30012835; PMCID: PMC6071634.
* Baseline implementation: Predicting Splicing from Primary Sequence with Deep Learning. Jaganathan, Kishore et al. Cell, Volume 176, Issue 3, 535 - 548.e24

79 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024

Optimized Setup 01 Customization 02 Assistants 03 Build using natural language with Laila Laila can form hypotheses, design experiments, and call tools to analyse results collaboratively with a human scientist 80 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024

81 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024 Demo screen

82 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024 The Laila Series of AI Agents is built with Meta Llama 3.1 70B 405B Llama-3.1-70B-Laila-fine-tuned Llama-3.1-405B-Laila-fine-tuned Model Sizes in billions of parameters Model Versions internally fine-tuned by InstaDeep 8B Llama-3.1-8B-Laila-fine-tuned

83 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024 Capable of reasoning and making decisions Laila an AI Agent for biology Learning through constant feedback Expert knowledge of biology Integrated with powerful tools Laila is more than just a chatbot...

84 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024 Go to deepchain.bio to gain early access

85 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024 Part II. Deploying AI Across The Pipeline

BIONTECH | InstaDeep™

Our Goal: Deploying AI end-to-end in our immunotherapy pipeline

AI-first Immunotherapy Platform

1. Immunohistochemistry → 2. DNA/RNA sequencing → 3. Proteomics → 4. Protein Design → 5. Lab Functional Validation

Histology

AI computer vision to improve speed and accuracy of tissue labeling

AI Vision



DNA

Sequence analysis and personalized genomic annotations

DNA LLMs



Proteomics

Leveraging AI for target discovery and analysis of the immunological landscape

Protein LLMs



Protein Design

Developing assets for immunotherapy modalities (antibodies, cytokines, TCRs)

Protein LLMs



Lab

Instrument automation and quality control

AI Agent



86 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024

Step 1: Histology 87 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024

88 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024 The Challenge Pathologists face increasing workloads as demand grows for precise tumor and tissue analysis.

89 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October, 2024 Source: Own Data

90 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024 Our Approach Develop tools using state-of-the-art AI to enhance pathologists' workflows by producing faster and higher-quality annotations.

91 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024 AI-Assisted Tissue Annotation Tool Aiming to enhance Pathologists' Precision And Efficiency Through Human-AI Collaboration

92 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October, 2024

5X Speed-Up By increasing efficiency fivefold compared to manual annotation, our AI tool allows pathologists to complete annotations in a fraction of the time, optimizing resource utilization and accelerating research and development efforts. 93 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024

Superior Annotation Quality Enabling pathologists to refine annotations at different magnification levels in Whole Slide Images, resulting in higher-quality annotations. 94 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024

95 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024 Whole Slide Image Segmentation Tool

96 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024 Source: Own Data From Classification To Segmentation Use a state-of-the-art vision foundation model that we train specifically on pathology images. Decompose the image into patches. Transform the process from image segmentation to patch classification.

97 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October, 2024Source: Own Data

Scalable and Fast By processing thousands of patches in parallel, We deliver more than a 100 times speed-up compared to manual annotation. 98 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024

Step 2: DNA Foundation Models at Nucleotide Resolution 99 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024

BIONTECH | InstaDeep™

Nucleotide Transformer: Self-Supervised Learning on Genomes

We believe **automated analysis and predictions from genome** sequences have the potential to **transform tomorrow's health care** and **agriculture.**



Nucleotide Transformer (NT) Training
DNA database of genomes
random sample 12,000 bp sequence
ATTCGACTATCCCGTAG ... CCGTAG
Tokenization (6-mers)
ATTCGA
CTATCC
CGTAG
...
CCGTAG
random masking
ATTCGA
CTATCC
CGTAG
...
[MASK]
Probability Token
0.01 AAAAAA
0.01 AAAAAC
0.14 CCGTAG
...
0.01 TTTTTT
prediction
ATTCGA
CTATCC
CGTAG
CCGTAG

InstaDeep's Nucleotide Transformer Models

- *Architecture*: Masked Language Models (Bert-style training).
- *Datasets*: Trained on 5 datasets from different sizes with inter and intra-species variability from the whole tree of life.
- *Nucleotide Transformers (NT)*
  - V1: 500M, 1B, 2.5B parameters (2022)
  - V2: 50M, 100M, 250M parameters (2023)
- *Hardware*
  - Cambridge-1 Datacenter (collaboration with Nvidia)
  - TPUv4-1024 Pod (collaboration with Google Cloud)

100 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024

BIONTECH | InstaDeep™

NT Acquires Genomics Knowledge During Pre-Training


Layer 1
Layer 5
Layer 21
TSNE 2.5B Multi-species
Intron
Intergenic
Intron
Intergenic
5`UTR
Intergenic
Intron
3`UTR
Genomic elements
Intergenic
Intron
CDS
3'UTR
5'UTR

Even without supervision, information about **genomic sequence features is learned** in the "sequence representation"

Source: *Dalla-Torre et al., Nat Methods* 2024 (in press)

101 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024

BIONTECH | InstaDeep™

SegmentNT: Inspiration from Computer Vision Segmentation Models

Computer Vision



Genomics


10 kb
TMEM230
PCNA
CDS2
Promoters
Enhancers
polyA

102 | AI Day © 2024 InstaDeep Ltd. & BioNTech SE | October 2024

Source: *https://techxplore.com/news/2020-05-deep-image-recognition-ability-self-driving.html*

BIONTECH | InstaDeep™

SegmentNT: Annotating the Genome at Nucleotide Resolution

We fine-tuned the Nucleotide Transformers on **2.5M** high-quality **gene and regulatory elements annotations**.



5'UTR
3'UTR
enhancer
promoter
exon
intron
polyA
insulators

14 annotations per nucleotide (e.g. 700,000 predictions at 50kbp)

103 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024

BIONTECH | InstaDeep™

SegmentNT: Annotating the Genome at Nucleotide Resolution

The resulting SegmentNT model segments sequences up to **50kbp** with **state-of-the-art performance** for **splicing**, **gene finding** and **regulatory element detection.**


0.8
0.6
0.4
0.2
0.0
CTCF-bound
lncRNA
Enhancer I
Enhancer II
Promoter I
Promoter II
5'UTR
Protein coding
Exon
Intron
Splice acceptor
Splice donor
PolyA signal
3'UTR

104 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024

Source: adapted from de Almeida et al., 2024 (in revision)

M od el P re di ct io ns G ro un d Tr ut h 105 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024 SegmentNT: 700,000 Accurate Predictions over 50kbp in less than a second Source: de Almeida et al., 2024 (in revision)

BIONTECH | InstaDeep™

SegmentNT is State-of-the-Art for Canonical Splicing Detection

Splicing is a biological process that **removes non-coding sequences** (introns) from a primary messenger RNA (mRNA) transcript and joins the coding sequences (exons) together to create a mature mRNA. **Dysregulated splicing** can be a **vulnerability in cancers**. SegmentNT **outperforms state-of-the-art SpliceAI** for splicing event detection.


SpliceAI
SegmentNT
0.8
0.6
0.4
0.2
0.0
MCC
Splice donor
Splice acceptor
Exon
Intron

Test performance for splicing detection over full chromosomes on human reference genome

Source: de Almeida et al., 2024 (in revision)

106 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024

BIONTECH | InstaDeep™

Alternative Splicing Events Detection with SegmentNT

Alternative splicing events can disrupt protein production and cancer pathways and is associated with cancer development. We finetuned segmentNT to identify tumor antigen candidates from alternative splicing events, which represent potential targets for personalized cancer immunotherapies. After finetuning, SegmentNT can accurately predict alternative splicing events in cancer data.


SegmentNT
SpliceAI
CISpliceAI
Pangolin
60
50
40
30
20
10
0
% Detected
True Positive (↑)
False Positive (↓)

Test performance for 2,000 alternative splicing detection over cancer data
(TCGA LUAD data)

Source: https://www.cancer.gov/tcga (data)

107 | AI Day © 2024 InstaDeep Ltd. & BioNTech SE | October 2024

Step 3: AI-Enhanced Proteomics for Target Discovery 108 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024

Intracellular Proteins are Processed and Presented on MHC Complexes 109 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024 Created with BioRender.com

MHC-presented Epitopes are Immune System’s Window into the Intracellular Proteome 110 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024 Created with BioRender.com

Mass Spectrometry is the Current State-of-the-art for Detecting, Identifying, and Quantifying MHC-presented Epitopes 111 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024 Created with BioRender.com

BioNTech has a Massive Database of MS Validated MHC-bound Epitope Peptides from Studies Performed Internally and Externally ~200 million spectra 1.8 million peptides 112 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024 Created with BioRender.com

With the Power of AI, we can Dig Deeper into our Data to Identify Novel Therapeutic Targets 113 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024 ~200 million spectra >>1.8 million peptides Created with BioRender.com

AI Maximizes our Ability to Discover Novel Cancer Targets Chromatographic Retention Time Observed Pr ed ic te d Signal intensities of peptide fragments 0 200 400 600 800 1000 1200 1.00 0.75 0.50 0.25 0.00 0.25 0.50 0.75 1.00 Observed Predicted Up to 200% increase in recovered peptide IDs Identification of novel, tumor-specific peptides 1000 0 1 10 100 1000 0 1 10 100 Each point is a gene (with jitter) # Observations in Normal Tissue Samples # O bs er va tio ns in C an ce rT is su e Sa m pl es 114 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024 m/z Re la tiv e In te ns ity Source : Internal Source : Internal

Targets are Validated with High-precision Mass Spectrometry Lung Squamous Cell Carcinoma: Example peptides validated using synthetic controls Validated targets are candidates for TCR-based therapies Underway: Novel in silico approaches to discover and enhance TCRs 115 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024 Source : Internal

Unassigned • LncRNAs • Circular RNAs • Non-canonical open reading frames Endogenous retroviruses Post-translational modifications ?? • Canonical human protein sequences The Challenge of HLA Mass Spectrometry 55-75% of data cannot be mapped to a known human peptide Assigned 116 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024

BIONTECH | InstaDeep™

Traditional Mass Spectrometry Target Decoy Search


MS2 Spectrum
#1
#2
#3
#4
#5
#6
#7
#8
#9
Target Database
WQIPLCTVR
NRRRYTSSC
YVFGGLASA
FTASKTTW
...
ASLMPTYY
Decoy Database
RVTCLPIQW
CSSTYRRRN
ASALGGFVY
WTTKSATF
...
YYTPMLSA
MS2 Spectrum
Peptide
Score
#1 NRRRYTSSC 12.8
#2 WQIPLCTVR 0.8
#3 WTTKSATF 5.3
#4 YVFGGLASA 19
#5 ASLMPTYY 9.7
#6 ASALGGFVY 2.1
#7 RVTCLPIQW 11.6
#8 YVFGGLASA 15.1
#9 CSSTYRRRN 7.2

117 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024

BIONTECH | InstaDeep™

De Novo Peptide Sequencing


MS2 Spectrum
1.
2.
3.
4.
5.
6.
7.
8.
9.
Sequence to
Sequence AI Model
Peptide
NRRRYTSSC
WQIPLCTVR
WTTKSATF
YVFGGLASA
ASLMPTYY
ASALGGFVY
RVTCLPIQW
YVFGGLASA
CSSTYRRRN

118 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024

BIONTECH | InstaDeep™

InstaNovo - *De Novo* Peptide Sequencing with Deep Learning

The approach

De novo peptide sequencing using deep learning. No database needed.

The dataset

Model trained on **28 million labeled spectra** matched to **742 thousand human peptides** from ProteomeTools project.

The models

InstaNovo
Autoregressive encoder-decoder transformer model with special MS2 spectrum encoder

InstaNovo+
Multinomial diffusion model to further improve performance using iterative refinement


(Intensity, m/z) pairs
InstaNovo
$L\times$
Sinusoidal encoder
Transformer Encoder layer
Concat
Precursor encoder
Precursor mass and charge
Cross-attention
Partial sequence
<s> P E P T I D
Embedding
Positional Encoding
Transformer Decoder layer
$L\times$
Knapsack beam-search decoding
Output sequence
P E P T I D E
(Intensity, m/z) pairs
InstaNovo+ iterative refinement
Peak Encoder
Diffusion Decoder
$p(\hat{\mathbf{x}}_0|\mathbf{x}_t)$
$\mathbf{x}_{t-1} \sim p(\mathbf{x}_{t-1}|\mathbf{x}_t)$
P E P T I D E
InstaNovo prediction as starting point
P A P T I E E
$\mathbf{x}_t$
Repeated until $\mathbf{x}_0$

Source: De novo peptide sequencing with InstaNovo: Accurate, database-free peptide identification for large scale proteomics experiments (https://www.biorxiv.org/content/10.1101/2023.08.30.555055v3)

119 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024

BIONTECH | InstaDeep™

InstaNovo - *De Novo* Peptide Sequencing with Deep Learning

The results

- InstaNovo has performed well across most datasets
- Increases PSM rate in HeLa proteomes
- Expanded an immunopeptidomics dataset by 42%
- Found peptides from individual-specific mutations, splice variants, and post-translational modifications.
- Discovered new HLA peptides in immunopeptidome experiments

Preprint and code available

Preprint is available on **BioRxiv**
https://www.biorxiv.org/content/10.1101/2023.08.30.555055v3

Code is available on **GitHub**
https://github.com/instadeepai/instanovo



InstaNovo
InstaNovo+
TD search overlap
Total PSMs at 5% FDR
90000.0
80000.0
70000.0
60000.0
50000.0
40000.0
30000.0
20000.0
10000.0
0.0
HeLa single-shot
Immunopeptidomics
S. brodae proteome
Snake venom proteomics
Nanobodies
Human wound exudates
HeLa degradome
Herceptin

Source: De novo peptide sequencing with InstaNovo: Accurate, database-free peptide identification for large scale proteomics experiments (https://www.biorxiv.org/content/10.1101/2023.08.30.555055v3)

DTU

120 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024

Step 4: Protein Design: RiboMabTM Platform 121 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024

122 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024 Source: https://investors.biontech.de/news-releases/news-release-details/biontech-and-instadeep-announce-strategic-collaboration-and-form/

BIONTECH | InstaDeep™

Enabling Antibody Co-Formulation / Co-Expression

Co-expressed and bi-specific antibodies hold significant therapeutic interest.

However, these require precise pairing of heavy and light chains.


Heavy chain
Light chain

Correct Pairing

Antibody A
12.5%

Antibody B
12.5%



Functional form of co-expressed antibodies.

Mispairing: 75%

H-L Mispairing



Our goal: engineer the H-L interface to prevent mispairing.

H-H Mispairing



H-H mispairing out of scope.

123 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024

BIONTECH | InstaDeep™

Our Protein Engineering Approach


VH
VH
VL
CH1
CH1
VL
CL
CL
CH2
CH2
CH3
CH3
Source: RCSB.org

We set out to introduce mutations to enforce orthogonality between neoCH1—neoCL v.s. wild-typeCH1—wild-typeCL.


Interface mutations
Antibody A
neoCH1 &
neoCL
Antibody B
w.-t.CH1 &
w.-t.CL
Improved binding
Abrogated binding

124 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024

BIONTECH | InstaDeep™

Finding Optimal Orthogonal Mutations

A combinatorial multi-objective optimisation problem we could solve thanks to our DeepChain™ platform and an efficient *in silico – in vitro* feedback loop.

Binding energy estimations

For all correctly paired and mispaired complexes.

Mitigation of thermostability changes

For all both heavy and light chains.

Structural modelling

Of each interface mutation.

Key interaction understanding

In depth knowledge of the physics of the interface.

125 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024

126 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024 >90% correct pairing Matching the best patented designs on the market. Functional activity of antibodies confirmed. 0 20 40 60 80 100 Correct Pairing (%) Competition BioNTech/InstaDeepWild Type RiboMab Results obtained with DeepChain Corre t ) Source: Internal Data.

Step 5: Lab Automation 127 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024

128 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024 In-lab runs In-silico runs Accelerate scientific discovery Lab Automation Could Transform Research & Development Challenges Change R&D is changing constantly Complexity High complexity of science and automation Transparency Scientists need transparency and trust

129 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024 Supporting Change Management Information Discovery and Transparency Fast Protocol Development and Change Cross-Team Interaction Machine Error Diagnosis Opportunities to Unlock Full Lab Automation with AI With the assistance of Artificial Intelligence, we see opportunities to overcome these challenges and unlock the full potential of laboratory automation

130 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024 Demo

Case Study: liquid handler error diagnosis 131 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024 Increased Efficiency Across Laboratory Research Activities *Stated times are for an unexpected error

AI based Assay optimization Hiding Complexity of devices Carve out different group requirements Connect to BioNTech's Digital R&D Backbone Scale up to other devices Vendor Agnostic Solution Interactive and natural language based DNA/ RNA Template optimization AI-led Assay Information 132 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024 Lab Automation Demo – Future Outlook Technology capability established Next Steps

133 I AI Day © 2024 InstaDeep Ltd. & BioNTech SE I October 2024 One more thing...

AI Day Executive Summary Ryan Richardson Chief Strategy Officer BioNTech Ugur Sahin Founder & CEO BioNTech Karim Beguir CEO InstaDeep

Thank You! THE END